Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
PSIVIDA LIMITED

ABN
78 009 232 026

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued
1.  Unquoted subordinated convertible notes (“Notes”)
2.  Unquoted options issued as warrants over American Depositary Shares (“Warrants”)
3.  Unquoted options issued as warrants over American Depositary Shares (“Warrants”)
4.  Unquoted options issued as warrants over American Depositary Shares (“Warrants”)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. US$6,500,000 2. 2,925,001 3. 5,700,000 4. 500,000

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1.  Unquoted subordinated convertible note
•  Each Note will have a face value of US$1.00
•  The Notes may be converted by the holder into Shares (represented by ADSs) at any time prior to the third anniversary of the date of issue of the Notes. The number of Shares to be issued on conversion of the Notes is to be calculated by dividing the face value of the Notes to be converted (and any accrued but unpaid interest on those Notes) by the conversion price of the Shares (rounded up to the nearest 10 Shares)
•  The conversion price will initially be US$2.00 per ADS (or US$0.20 per Share) and may be adjusted under certain circumstances
•  The Notes mature on 26 September 2009 and bear interest at the rate of 8% per annum
•  Under certain circumstances, the Company may make interest payments in the form of ADSs
2. Unquoted Warrants constitute transferrable options to acquired ADSs at any time on or before 26 September 2011, exercisable at US$2.00 (representing US$0.20 per Share)
3. Unquoted Warrants constitute transferrable options to acquired ADSs at any time on or before 14 September 2011, exercisable at US$1.80 (representing US$0.18 per Share)
4. Unquoted Warrants constitute transferrable options to acquired ADSs at any time on or beforre 26 September 2011, exercisable at US$2.00 (representing US$0.20 per Share)

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•  the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

All fully paid ordinary shares issued on the conversion of the Notes, payment of interest on the Notes and exercise of the Warrants will rank equally in all respects with the Company’s then issued fully paid ordinary shares.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 2

5	Issue price or consideration	1. Total consideration US$6,500,000. The conversion price will be US$2.00 per ADSs (or US$0.20 per Share) and may be adjusted under certain circumstances 2. Nil 3. Nil 4. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
1.  The funds raised by the Notes will be used by the Company to provide necessary working capital and funding for the further development and clinical trials being conducted by the Company.
2.  Issued in accordance with the Warrant to Purchase ADSs in connection with the Note
3.  Issued in accordance with the Warrant to Purchase ADSs in connection with the Note Amendment Agreement
4.  Issued in accordance with the Warrant to Purchase ADSs in connection with a Consulting Agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 September 2006

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	397,564,507
Ordinary Fully Paid Shares

6,650,000 Ordinary Fully Paid Shares subject to voluntary escrow ending on the effectiveness of a registration statement or prospectus.

1,211,180 Ordinary Fully Paid Shares subject to voluntary escrow ending on the effectiveness of a registration statement or prospectus.

14,464,800 Ordinary Fully Paid Shares subject to voluntary escrow ending 30 September 2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	4,375,000	Options expiring 31 December 2007 exercisable at $0.61 each (ESOP).
		2,050,000	Options expiring 5 August 2008 exercisable at $1.09 each.
		8,934,672	Options expiring 5 August 2009 exercisable at $1.18 each (ESOP).
		115,000	Options expiring 31 December 2008 exercisable at $0.80 each.
		200,000	Options expiring 22 April 2010 exercisable at $1.02 each.
		3,852,000	Options expiring 31 March 2010 exercisable at $0.80 each (ESOP).
1,330,000
Options expiring 5 August 2008 exercisable at US$1.25 each, over ordinary fully paid shares (represented by 133,000 warrants over ADSs, exercisable at US$12.50 per ADS) subject to voluntary escrow ending on the effectiveness of a registration statement or prospectus.

		2,250,000	Options expiring 30 September 2010 exercisable at $0.92 each (ESOP).
		12,500,000	US$1.00 8% subordinated convertible notes maturing 15 November 2008
		6,338,030	Options expiring 15 November 2011 exercisable at US$0.72 each, over ordinary fully paid shares (represented by 633,803 warrants over ADSs, exercisable at US$7.20 per ADS)
		38,720	Options expiring 19 April 2007, exercisable at US$2.99148 each, over ordinary fully paid shares (represented by 3,872 options over ADSs, exercisable at US$29.9148 per ADS)
		704,000	Options expiring 18 September 2007, exercisable at US$0.17756 each, over ordinary fully paid shares (represented by 70,400 options over ADSs, exercisable at US$1.7756 per ADS)
		70,400	Options expiring 31 October 2007, exercisable at US$2.99148 each, over ordinary fully paid shares (represented by 7,040 options over ADSs, exercisable at US$29.9148 per ADS)
		58,080	Options expiring 15 April 2008, exercisable at US$2.99148 each, over ordinary fully paid shares (represented by 5,808 options over ADSs, exercisable at US$29.9148 per ADS)
		352,000	Options expiring 25 August 2009, exercisable at US$0.22727 each, over ordinary fully paid shares (represented by 35,200 options over ADSs, exercisable at US$2.2727 per ADS)
		352,000	Options expiring 12 November 2009, exercisable at US$0.34091 each, over ordinary fully paid shares (represented by 35,200 options over ADSs, exercisable at US$3.4091 per ADS)
		6,500,000	US$1.00 8% subordinated convertible notes maturing 26 September 2009
		29,250,010	Options expiring 26 September 2011 exercisable at US$0.20 each, over ordinary fully paid shares (represented by 2,925,000 warrants over ADSs, exercisable at US$2.00 per ADS)
		57,000,000	Options expiring 14 September 2011 exercisable at US$0.18 each, over ordinary fully paid shares (represented by 5,700,000 warrants over ADSs, exercisable at US$1.80 per ADS)
		5,000,000	Options expiring 26 September 2011 exercisable at US$0.20 each, over ordinary fully paid shares (represented by 500,000 warrants over ADSs, exercisable at US$2.00 per ADS)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 4

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 6

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☐	Securities described in Part 1

(b)	☒
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•  the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 8

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  ................................................. Date: 27 September 2006
(Company secretary)

Print name:  Aaron Finlay

+ See chapter 19 for defined terms.

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